Thursday April 4, 6:02 am Eastern Time

Press Release

SOURCE: Pangaea Education Systems, Inc.

Pangaea Education Systems, Inc. Announces Alliance With Florida Gulf Coast University

NAPLES, Fla.--(BUSINESS WIRE)--April 4, 2002--Pangaea Education Systems, Inc., announced today that it has inked an agreement with Florida Gulf Coast University's Center for Leadership and Innovation for its HIPAA Compliance Certification Program.

Pangaea Education Systems, Inc. is a wholly owned subsidiary of Twin Faces East Entertainment Corporation, a Nevada based over the counter (OTCBB) stock issue (trading symbol ``TFAC''). Pangaea, a multidimensional education company based in Florida, has developed a blended learning system to provide educational instruction to the learner via both ``distance learning'' interactive Internet sites as well as direct seminar training.

Pangaea recently announced a total compliance solution, including required training and certification for health care industry compliance with the U.S. Government mandated HIPAA (Health Insurance Portability and Accountability Act of 1996). Pangaea's HIPAA Education and Training Products have now developed a HIPAA Compliance Certificate Program with Florida Gulf Coast University (FGCU). FGCU's Center for Leadership and Innovation will also be partnering with Pangaea to provide efficient and cost-effective blended learning system to train mCPO's(TM) (Medical Chief Privacy Officer) and dCPO's(TM) (Dental Chief Privacy Officer) as well as every level of healthcare professional and staff.

The FGCU certificate for this HIPAA Program by Pangaea, adds one more element of quality and differentiates Pangaea from the ``pack'' of e-learning companies offering non-university certificated training programs. FGCU's certificate program provides Pangaea with a distinguished presence of university training standards and accountability. Successful Pangaea blended learning system users will receive a course completion certificate from FGCU, validating the continuing education unit (CEU) training process. In addition to the seminars, Pangaea will be providing HIPAA compliant awareness training in a web-based environment. According to Pangaea's President Dr. Suzanne Miller, ``Our blended learning methodology combines proven learning theory with the latest dynamic media tools and content from subject matter experts to provide a highly efficient and cost-effective means to achieve HIPAA compliance.'' Pangaea's staff of experienced professionals delivers state of the art programs with up to the minute curriculums.

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For further information on Pangaea & Products call Rebekka @ 407-876-9240 or
Pangaea407@hotmail.com.

The matters discussed in this News Release may be considered ``forward-looking'' statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, actual results could differ materially from those indicated by such forward-looking statements.


Contact:

     Twin Faces East Entertainment Corporation
     Stanley L. Teeple, 702/617-8832
                        702/617-8836 fax
     stanteeple@msn.com